February 6, 2013

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler

Jennifer Riegel

Amy Reischauer

Re:	Pernix Therapeutics Holdings, Inc.

Registration Statement on Form S-4

Registration No. 333-185897

Dear Mr. Riedler:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Pernix Therapeutics Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement (SEC Registration No. 333-185897) be accelerated so that the Registration Statement will become effective under the Securities Act on Wednesday, February 6, 2013, at 2:00 p.m. Washington, D.C. time, or as soon thereafter as practicable.

In connection with this request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

February 6, 2013

The cooperation of the staff in meeting our request is very much appreciated. Thank you for your assistance with these matters. Please contact me at your earliest convenience at (843) 654-7456 or Allen Frederic of Jones Walker L.L.P. at (504) 582-8516, as promptly as practicable upon declaration of effectiveness.

Sincerely,

/s/ Paul Aubert
Paul Aubert
General Counsel